UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 29, 2026, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) issued a press release titled “PureTech Announces Intention to Voluntarily Delist American Depositary Shares from Nasdaq and Concentrate Trading on the London Stock Exchange.”

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release of PureTech Health plc, dated April 29, 2026, titled “PureTech Announces Intention to Voluntarily Delist American Depositary Shares from Nasdaq and Concentrate Trading on the London Stock Exchange.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: April 29, 2026	By:	/s/ Robert Lyne
		Name:	Robert Lyne
		Title:	Chief Executive Officer